UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            GenesisIntermedia.com, Inc.
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                                (Name of Issuer)

                         Common Stock, Par Value $ .001
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                         (Title of Class of Securities)


                                   37184T 106
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                                 (CUSIP Number)

                               Magrith Giovanoli
              4 rue de la Rotisserie, P.O. Box 3683, 1211 Geneve 3
                               011 41 22 312 4901
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                September 9, 1999
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                             13D
CUSIP No.   37184T 106                                               Page 2 of 5
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(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Codicom Technologies, Ltd.
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)         [ ]
                                                               (b)         [ ]
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS*

         WC
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(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  [   ]
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(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
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  NUMBER OF           (7)    SOLE VOTING POWER

   SHARES                    214,281
                             ---------------------------------------------------
                      (8)    SHARED VOTING POWER
BENEFICIALLY
                             0
                             ---------------------------------------------------
  OWNED BY            (9)    SOLE DISPOSITIVE POWER

                             214,281
   EACH                      ---------------------------------------------------
                      (10)   SHARED DISPOSITIVE POWER
REPORTING
                             0
--------------------------------------------------------------------------------
PERSON WITH

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         214,286
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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [   ]
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.88%
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(14)     TYPE OF REPORTING PERSON*

         CO
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*  SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                           13D
CUSIP No.   37184T 106                                               Page 3 of 5
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Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to shares of common stock, $.001 par value per share, of GenesisIntermedia.com, Inc., a Delaware corporation. The Issuer's principal executive office is located at 13063 Ventura Boulevard, Studio City, California 91604-2238.

Item 2.  Identity and Background.

     (a) Codicom Technologies, Ltd. ("Reporting Person")

     (b) 4 rue de la Rotisserie P.O. Box 3683 1211 Geneve 3

     (c) Reporting Person's primary business is investing in technology and telecommunications companies.

     (d) During the last five years, neither Reporting Person, nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Reporting Person is a corporation organized under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

     Reporting Person entered into two Securities Purchase Agreements with Issuer dated January 22, 1999 and March 31, 1999, respectively, pursuant to which Reporting Person purchased (i) 142,857 shares of common stock (as adjusted) and warrants to purchase 142,857 shares of common stock (as adjusted) and (ii) 71,429 shares of Series A Convertible Preferred Stock and warrants to purchase 71,429 shares of common stock, for an aggregate purchase price of $1,500,000. The source of funds was working capital of Reporting Person and the amounts of funds for the purchase price were as follows:

     (a) $1,000,000 was provided by Reporting Person pursuant to the Securities Purchase Agreement dated January 22, 1999. The agreement provided for the purchase of 100,000 shares of common stock of Issuer, which was later adjusted to be 142,857 shares of common stock. In connection with that adjustment, Reporting Person was issued warrants to purchase 142,857 shares of common stock (see below).


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                                                                             13D
CUSIP No.   37184T 106                                               Page 4 of 5

     (b) $500,000 was provided by Reporting Person pursuant to the Securities Purchase Agreement dated March 31, 1999. The agreement provided for the purchase of 71,429 shares of Series A Convertible Preferred Stock of Issuer and warrants to purchase 71,429 shares of common stock.

     (c) Concurrent with the closing of the sale of the 71,429 shares of Series A Convertible Preferred Stock of the Issuer and warrants to purchase 71,429 shares of common stock of the Issuer in consideration of the payment by Reporting Person to the Issuer of $500,000, Reporting Person and Issuer amended the initial sale in January 22, 1999 of 100,000 shares of common stock to adjust the effective purchase price of shares of the Issuer's common stock sold to Reporting Person pursuant to the prior sale to equal the purchase price of the shares of common stock underlying the preferred stock and the warrants then being sold (resulting in the issuance of 42,857 additional shares of common stock) and Issuer issued warrants to purchase an additional 142,857 shares of common stock.

     (d) The exercise price of all of the warrants to purchase common stock is $7.00 per share and the Series A Convertible Preferred Stock is convertible into common stock on a 1:1 basis.

     (e) None of the warrants to purchase shares of common stock are exercisable until one year following their date of issuance and, pursuant to Rule 13d-3, the shares underlying such warrants have not been included as beneficially owned by Reporting Person in this Schedule 13D. If such warrants were exercisable within sixty (60) days of the date hereof, Reporting Person would beneficially own 428,572 shares or approximately 7.66% of the outstanding common stock of Issuer.

Item 4.  Purposes of Transaction.

     Reporting Person entered into the stock purchase agreements for investment purposes. An affiliate of Reporting Person, Urmet S.p.A, is currently entering into a joint venture with Issuer for deployment of Issuer's interactive kiosk network in Europe. Reporting Person presently intends to increase its ownership position in the Issuer to as much as 9.9%. However, Reporting Person does not have any specific plan or proposal for acquiring any of such securities. If Reporting Person acquires beneficial ownership of 9.9% of Issuer's common stock, as determined under Rule 13d-3, it presently intends to re-evaluate whether to make additional purchases.

     Except as set forth herein, Reporting Person does not have any plans or proposals relating of which would result in any transaction described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Reporting Person beneficially owns 214,286 shares of common stock of Issuer, or approximately 3.88% of the outstanding shares of Issuer's common stock. If all warrants held

                                                                             13D
CUSIP No.   37184T 106                                               Page 5 of 5

by Reporting Person were exercisable within sixty (60) days of the date hereof, Reporting Person would beneficially own 428,572 shares of common stock of Issuer, or approximately 7.66%.

     (b) Reporting Person has sole voting and dispositive power as to all such shares.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to Be Filed as Exhibits.

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 9, 1999                CODICOM  TECHNOLOGIES, LTD.



                                         By: /s/ Alberto Chappino
                                             -------------------------------
                                             Alberto Chappino
                                             Administrator


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